Exhibit (a)(1)
CRAY INC.
Offer To Purchase For Cash Stock Options Granted Under
Cray Inc. Stock Option Plans
February 20, 2009, as amended on March 10, 2009
The Offer and the Associated Withdrawal Rights Expire on
March 20, 2009 At 11:59 P.M., Pacific Time,
Unless The Offer Is Extended
Cray Inc. (“Cray,” the “Company,” “we” or “us”) is offering to purchase for cash certain Eligible Options (as defined below) from our Eligible Holders (as defined below). The stock options (the “Eligible Options”) that are subject to this Offer are those stock options to purchase Cray common stock that:
•	were granted on or after January 1, 2000 and on or before April 30, 2007,

•	have a current per share exercise price of $8.00 or higher, and

•	were outstanding (that is, were not previously exercised, expired, terminated or forfeited) on February 20, 2009, and remain outstanding on the Expiration Time.
You may choose to tender some, all or none of your Eligible Options. However, if you choose to tender any particular Eligible Option you must tender that Eligible Option in full.
“Eligible Holders” are those employees (including all officers) of the Company or one of its subsidiaries and directors of the Company as of February 20, 2009 who continue to be employed or remain as directors through the Expiration Time of the Offer on March 20, 2009, or a later date if the Offer is extended.
The “Expiration Time” of the Offer is 11:59 p.m., Pacific Time, on March 20, 2009. If we extend the period of time during which the Offer remains open, the term “Expiration Time” will refer to the last time and date on which the Offer expires.
The cash amount that we are offering to pay for each Eligible Option that is tendered to us under this Offer ranges from $0.10 to $0.801, and is specifically set forth on Schedule A attached to this Offer (such payment shall be referred as the “Cash Payment”).
Each Eligible Holder will receive the Cash Payment (subject to tax and other withholding) for each properly tendered Eligible Option on the first administratively practicable payroll date following the close of this Offer (the “Payment Date”), provided that he or she continues to be employed by Cray or any of its subsidiaries or remains a director of Cray at the Expiration Time. Assuming the Expiration Time is not extended, we expect that the Payment Date will be April 10, 2009, in the United States and as soon as practicable in other countries depending on local payroll practices. No interest will accrue and no interest will be paid on any portion of the Cash Payment, regardless of when paid.
We are making this Offer on the terms and subject to the conditions stated in this Offer document. You are not required to tender your Eligible Options. Tendering your Eligible Options means presenting them to us for purchase on the terms of this Offer. You may choose to tender some, all or none of your Eligible Options. If you choose not to tender your Eligible Options, you will keep such Eligible Options with their current terms and conditions.
IMPORTANT
If you would like to accept this Offer, you must properly complete and sign the Letter of Transmittal in accordance with the terms set forth in the offering materials and deliver it to us by email to optionrepurchase@cray.com or by mail to Cray Inc. at its Seattle corporate headquarters, Attention: Cheryl Bird. Your Letter of Transmittal, which includes your election to participate, must be received by us by the Expiration Time (11:59 p.m., Pacific Time, on March 20, 2009, or a later time and date that we will specify if we extend the Offer period). If we do not receive your election by the Expiration Time, you will be deemed to have rejected this Offer.
We are moving our Seattle corporate headquarters while this Offer is outstanding. All references to the address of our Seattle corporate headquarters means:
•	Through February 28, 2009: 411 First Avenue South, Suite 600, Seattle, WA 98104-2860, and

•	From and after March 1, 2009: 901 Fifth Avenue, Suite 1000, Seattle, WA 98164.
All questions about this Offer, or the Cray stock option plans under which the Eligible Options were issued, and all requests for assistance or for additional copies of any offering materials, should be directed to us by email at optionrepurchase@cray.com, or via mail or courier to us at our Seattle corporate headquarters, Attention: Cheryl Bird.
ALTHOUGH THE BOARD OF DIRECTORS HAS APPROVED THE OFFER, NEITHER OUR MANAGEMENT NOR OUR BOARD OF DIRECTORS MAKES ANY RECOMMENDATION AS TO WHETHER YOU SHOULD PARTICIPATE IN THE OFFER AND TENDER YOUR ELIGIBLE OPTION(S). YOU MUST MAKE YOUR OWN DECISION WHETHER TO TENDER YOUR ELIGIBLE OPTION(S). YOU SHOULD CAREFULLY REVIEW THIS OFFER IN ITS ENTIRETY BEFORE DECIDING WHETHER TO ELECT TO TENDER YOUR ELIGIBLE OPTION(S). WE RECOMMEND THAT YOU CONSULT WITH YOUR PERSONAL FINANCIAL, LEGAL AND TAX ADVISORS TO DETERMINE THE CONSEQUENCES OF ELECTING OR DECLINING TO PARTICIPATE IN THE OFFER.
Participating in the Offer involves risks. See Section II.

Our common stock is quoted on the Nasdaq Global Market under the symbol “CRAY.” On February 13, 2009, the closing price of our common stock as reported on the Nasdaq Global Market was $2.73 per share. You should obtain current market prices for our common stock before you decide whether to tender your Eligible Options.
As of February 13, 2009, options to purchase 3,741,494 shares of our common stock were issued and outstanding under all of our stock option plans, of which there are Eligible Options to purchase up to 2,137,485 shares of our common stock. This Offer is not conditioned upon the acceptance of the Offer with respect to a minimum number of Eligible Options.
We have not authorized any person to make any recommendation on our behalf as to whether you should tender your Eligible Options in this Offer. We have not authorized anyone to give you any information or to make any representation in connection with this Offer other than the information and representations contained in this Offer document and all related documents filed as part of the Tender Offer Statement filed with the United States Securities and Exchange Commission (“SEC”) on February 20, 2009 and amended on March 10, 2009.
This Offer to Purchase has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of the Offer or upon the accuracy or adequacy of the information contained in this Offer document. Any representation to the contrary is a criminal offense.
Nothing in this document shall be construed to give any person the right to remain in our employ or to affect our right to terminate the employment of any person at any time with or without cause to the extent permitted under law (subject to the terms of any employment agreement). Nothing in this document should be considered a contract or guarantee of wages or compensation.

TABLE OF CONTENTS

I. SUMMARY OF TERMS	1

II. RISKS OF PARTICIPATING IN THE OFFER	9

III. THE OFFER	10

1. General; Eligibility; Offer Expiration Time	10
2. Cash Payment for Eligible Options	12
3. Purpose	13
4. Procedures for Tendering Eligible Options	14
5. Withdrawal Rights	15
6. Acceptance of and Payment for Eligible Options	15
7. Extension of Offer; Termination; Amendment	16
8. Material U. S. Federal Income Tax Consequences	17
9. Conditions to Completion of the Offer	18
10. Price Range of Common Stock Underlying Eligible Options	20
11. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options	21
12. Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer	21
13. Legal Matters; Regulatory Approvals	22
14. Fees and Expenses	22
15. Source and Amount of Consideration	22
16. Information Concerning the Company	23
17. Corporate Plans, Proposals and Negotiations	23
18. Additional Information	24
19. Miscellaneous; Forward-Looking Statements	26

SCHEDULE A: Cash Payment for each Eligible Option	27

SCHEDULE B: Information Concerning our Directors and Executive Officers	28

I. SUMMARY OF TERMS
Questions and Answers about the Offer
The Summary below answers some of the questions that you may have about this Offer. The complete description of the Offer is set forth in Section III. Because this summary does not contain all of the information you should consider in deciding whether to accept the Offer, you should read carefully the remainder of this Offer (including the Exhibits to the Schedule TO, and the Schedules hereto) (available at www.sec.gov, on Inside Cray under “Stock Option Repurchase Program” or by request to Cray by email at optionrepurchase@cray.com, or via mail or courier to us at our Seattle corporate headquarters, Attention: Cheryl Bird), as well as the information to which we refer you. The Offer is made subject to the terms and conditions of these documents, as they may be amended. You should also review and consider the risks detailed in the Risk Factors relating to the Offer.
This Summary is presented in question-and-answer format. The questions and answers are grouped into the following categories:
•	How the Option Repurchase Works

•	Duration of the Offer

•	How to Elect to Tender your Eligible Options

•	U.S. Federal Income Tax Considerations

•	How to Get More Information
In this Offer to Purchase, references to “Company,” “we,” “us” and “our” mean Cray Inc. (including its subsidiaries unless the context clearly requires otherwise) and references to “the date the Offer expires” mean March 20, 2009, or, if we extend the Offer period, a later date we will specify. We also refer to this Offer, on the terms described in this Offer to Purchase, as the “Offer.”
How the Option Repurchase Works
Q1. What is the Offer?
Beginning on February 20, 2009, and ending at 11:59 p.m., Pacific Time, on March 20, 2009, unless we extend the Offer, Eligible Holders (described in Question 2 below) may decide to tender their Eligible Options for a total cash payment in the range of $0.10 to $.801 per option (the “Cash Payment”). You will be entitled to be paid the Cash Payment (subject to tax and other withholding) on the first administratively practicable payroll date following the Expiration Time, provided that you continue to be employed by us or any of our subsidiaries or remain as a director of the Company at the Expiration Time. If the Expiration Time is not extended, we expect to make the Cash Payment with the April 10, 2009, payroll in the United States and as close to that date as is practicable overseas, consistent with local payroll practices.

Eligible Options are all outstanding vested and unvested stock options granted between January 1, 2000 and April 30, 2007, inclusive, under our stock option plans with a current per share exercise price of $8.00 or higher, held by Eligible Holders (for more information, see Section III.1). Eligible Options were granted under one of the following Cray plans: 1999 Stock Option Plan, 2000 Non-Executive Employee Stock Option Plan, 2003 Stock Option Plan, 2004 Long-Term Equity Compensation Plan or the 2006 Long-Term Equity Compensation Plan.
Participation in this Offer is voluntary.
Q2. Who may participate in this Offer?
Only Eligible Holders may participate in this Offer. Eligible Holders are only our employees (including all officers) or employees of one of our subsidiaries or individuals serving as one of our directors as of February 20, 2009, and who continue to be employees or directors immediately prior to the Expiration Time on March 20, 2009, or a later date if the Offer is extended. We will not terminate the employment of any employee solely for the purpose of causing the employee not to be an Eligible Holder.
Q3. Which options may be tendered in the Offer and do I have to tender all my options?
Only Eligible Options may be tendered under this program. Eligible Options are Cray stock options that:
•	were granted on or after January 1, 2000, and on or before April 30, 2007,

•	have a current per share exercise price of $8.00 or higher, and

•	were outstanding (that is, were not previously exercised, expired, terminated or forfeited) on February 20, 2009, and remain outstanding on the Expiration Time.
Eligible Options include vested and unvested options, and incentive stock options as well as nonqualified stock options. For more information, see Section III.1.
You do not have to tender all your Eligible Options to participate. You may choose to tender some, all or none of your Eligible Options. However, if you choose to tender any particular grant of an Eligible Option (for example, an Eligible Option to acquire Cray common stock granted on December 19, 2006 with an exercise price of $10.56 per share), you must tender that Eligible Option in full.
Q4. What is the Cash Payment?
The Cash Payment ranges from $0.10 to $0.801 per Eligible Option. See Schedule A for the Cash Payment for each Eligible Option and Q5 below for more information about the determination of the Cash Payment.
Q5. How was the amount of my Cash Payment determined?
In determining the amount of the Cash Payment, we valued the Eligible Options using an established and a very commonly used method of valuing stock options, called the “Black-Scholes” option pricing model. This calculation takes into consideration numerous factors, including a recent market price of our common stock, an assumed stock price volatility ratio and the exercise price and the remaining expected term of each Eligible Option.
The Cash Payment varies among the Eligible Options due to the different exercise prices, which were based on the respective grant dates, and the remaining expected terms of the Eligible Options. In general, the lower the exercise price and the longer the term, the higher the comparative Cash Payment. The Cash Payment for the various Eligible Options is listed in the table in Schedule A to this Offer to Purchase. We are also sending to each Eligible Holder a list of that Holder’s Eligible Options as part of the Letter of Transmittal. To determine your total Cash Payment, take the number of shares subject to each Eligible Option that you hold and multiply it by the per share cash value of that option listed in the table in Schedule A (or in the list of your Eligible Options which we sent to you), and then sum the values calculated for each type of Eligible Option. The total Cash Payment will be rounded to the nearest dollar. Our determination as to the amount of your Cash Payment is final. You must make your own determination of the value to you of your Eligible Options, and you are encouraged to consult with your own financial, accounting, tax and legal advisors. For a more detailed explanation of “Black-Scholes” and other additional information on the determination by us of your Cash Payment, see Section III.2.
Q6. When will I receive my Cash Payment?
The Offer will expire on March 20, 2009 at 11:59 p.m., Pacific Time (unless extended). You will be entitled to the Cash Payment if the tender of your Eligible Option(s) is accepted by us, which is contingent, among other things, on your continued employment with us or any of our subsidiaries or continuing service as a director at the Expiration Time. The Cash Payment (subject to tax and other withholding) will be paid on the first administratively practicable payroll date following the Expiration Time. If the Expiration Time is not extended, we expect to make the Cash Payment with the April 10, 2009, payroll in the United States and as close to that date as is practicable overseas, consistent with local payroll practices. No interest will accrue and no interest will be paid on any portion of the Cash Payment, regardless of when paid.
Q7. Can I forfeit any portion of my Cash Payment after it is paid to me?
No. If you have elected to tender your Eligible Options in connection with this Offer and did not rescind that election prior to the Expiration Time and your Eligible Option is accepted by us, the Cash Payment will not be subject to forfeiture. However, you must remain employed by us or one of our subsidiaries or continue to serve as a director through the Expiration Time for your Eligible Options to be accepted so that you are entitled to receive the Cash Payment.
Q8. Why are you conducting this Offer?
A cornerstone of our success has been the motivation of our employees and directors through appropriate levels of cash and equity compensation. We granted the Eligible Options to attract and motivate our employees and directors and to strengthen the alignment of interests between our employees and directors and our shareholders. However, our stock price has declined since the time these stock option grants were made, and all of the Eligible Options are therefore “out of the money” (for more information about “in the money” and “out of the money” options, see Question 11).
We wish to provide you the opportunity to benefit from your contributions to the Company despite the decline in the stock’s value. Accordingly, we are providing you the opportunity to obtain the more certain benefit associated with the Cash Payment, in lieu of the less certain, but potentially more valuable, benefit you could receive if you elect to retain your Eligible Options. The shares underlying the Eligible Options which we purchase will be returned to the pool of shares available for future grant under the Company’s stock option and other equity incentive plans (other than the 1999 Stock Option Plan under which the opportunity to issue new grants has expired).
Whether to participate in the Offer is your decision, and you are free to reject the Offer if you so choose.
Q9. Will Eligible Holders receive additional equity grants in the future?
In the past few years, we have made periodic grants of stock options and restricted stock to selected employees, officers and directors and expect to continue to do so in the future, although we are likely to continue to narrow the pool of employees who receive grants of stock options and restricted stock. We have not authorized any specific additional grants under any of our stock incentive plans or any other arrangement. Your participation in the Offer will not entitle you to any additional equity grant in the future, and any additional equity grants to you, if any, will not depend on your participation in this Offer.
Q10. Is it likely that an Offer similar to this one will be made in the future?
The Board of Directors is making this Offer, in part, as a result of the special circumstances surrounding the recent decline in the market price for Cray common stock. Accordingly, while the Board of Directors evaluates our compensation programs periodically, it has no current intention to make any similar offer in the future, and expects this to be a one-time event.
Q11. Why should I consider participating in the Offer?
Currently, you hold Eligible Options that represent your right to purchase shares of our common stock at a specified price, regardless of the actual market price at the time of your purchase. The specified purchase price for your Eligible Options was the market price on the date the option was granted. Due to subsequent fluctuations, the market price of a share of stock can be greater than, equal to or less than the specified purchase price of any option. When the market price is greater than the purchase price (otherwise known as an “in the money” option), you receive value from exercising the option because you are able to buy the stock at less than the current value and sell the resulting share for the higher price.

When the market price is equal to or less than the purchase price (otherwise known as an “out of the money” option), you would generally not exercise the stock option, since you would be able to purchase the same shares in the stock market at the same or lower price. If you tender your Eligible Options for a Cash Payment and all other applicable conditions are met, you will receive a specific payment of cash following the Expiration Time. This Cash Payment may or may not be more valuable to you than continuing to hold your Eligible Options in the future. This determination depends on a number of factors, principally the performance of Cray common stock, the timing of such performance and your continued employment with Cray through relevant vesting dates of your Eligible Options.
To illustrate this, consider the following hypothetical situation:
Assume that you hold an option to purchase 1,000 shares of common stock with an exercise price of $10.56 per share granted on December 19, 2006, at a time when the common stock is trading at $2.75 per share and we are offering a cash payment of $0.700 per option share. The amount of your Cash Payment would be $700 if you participated in the Offer. On the other hand, even if fully vested, your option has no currently realizable value to you because it is out of the money (i.e., the exercise price of the option ($10.56 per share) is greater than the current trading price of our common stock).
To help evaluate the relative value of your Eligible Options and your Cash Payment, consider the following scenarios:
•	If the trading price of our common stock ranged up to $10.56 per share, the option would have no currently realizable value to you because it would still not be in the money. Under these circumstances, the option would be less valuable than your $700 offered in cash.

•	If the price of our common stock were to rise to $11.25 per share, the option would now be in the money (i.e., the exercise price would be less than the price of our common stock). Specifically, the option would be $0.69 in the money per share, having an aggregate intrinsic value of $690 (i.e., the result obtained by multiplying $0.69 (representing the excess of the market price of $11.25 over the exercise price of $10.56) by 1,000). Under these circumstances, although the option would be in the money, it would still be less valuable than your $700 Cash Payment.

•	If the price of our common stock were to rise to $15.00 per share, the option would be $4.44 in the money per share, having an aggregate intrinsic value of $4,440 (i.e., the result obtained by multiplying $4.44 (representing the excess of the market price of $15.00 over the exercise price of $10.56) by 1,000). Under these circumstances, the option would be more valuable than your $700 Cash Payment.
The three preceding scenarios do not take into account any considerations of the time-value of money. In this regard, note that your stock options generally provide that your options vest over a four-year period from grant date, and you may hold options that are fully vested or have a remaining period to vest. In either event, you will become entitled to the Cash Payment in its entirety for validly tendered Eligible Options upon the expiration of this Offer. In evaluating this Offer, you should keep in mind that the future performance of our common stock and the value of your options will depend upon, among other factors, the performance of our business, including our anticipated performance in future periods; the performance of the overall stock market and of companies in the high technology sector; and the overall economic environment. If your employment terminates when your options are out of the money, then you will receive no value for those options. Accordingly, there are risks associated with keeping your Eligible Options and deciding not to participate in this Offer. For more information about the risks relating to our business in general, see Section II. We recommend that you read the discussion about our business and associated risks contained in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the “Risk Factors” sections of our Annual Report on Form 10-K for 2007 and of our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2008, filed with the Securities and Exchange Commission, and available at www.sec.gov and Inside Cray/Corporate Governance/SEC Filings.
Tendering options pursuant to the Offer involves a number of risks, including the risk that the price of our common stock could increase in the future, including as the result of a merger with another company after the Expiration Time of this Offer, although there is no such merger transaction contemplated at this time. If the price of our common stock rises above the exercise price of your Eligible Options, your tendered Eligible Options might be worth more than the Cash Payment you receive in exchange for tendering them. Also, the Cash Payment you receive for tendering your Eligible Options will likely be subject to ordinary income and employment-related taxes on the amount you receive, whereas gains or losses on your sale of stock you obtain from exercising Eligible Options you retain (after recognizing and paying taxes on any ordinary income on the exercise of your option) will likely be taxed as capital gains or losses. You should consult with a tax advisor to determine the specific tax considerations and tax consequences relevant to your participation in this Offer.
Q12. If I elect to tender my Eligible Options pursuant to this Offer, do I have to tender all of my Eligible Options or can I just tender some of them?
You may choose to tender some, all or none of your Eligible Options. However, if you choose to tender any particular Eligible Option (for example, an Eligible Option to acquire Cray common stock with an exercise price of $10.56 per share granted on December 19, 2006), you must tender it in full.
Q13. Can I participate in this Offer if a portion of my option award is vested and a portion remains unvested?
Yes. Both the vested and unvested portion of your Eligible Option award would qualify as Eligible Options and be eligible for tender in the Offer.
Q14. If I choose to participate, what will happen to my options that will be tendered?

Effective as of the Expiration Time, we will cancel all of your Eligible Options tendered by you that are accepted by us for repurchase. You will no longer have any rights or obligations with respect to those options. (For more information, see Sections III.4, III.6 and III.12.)
Q15. Are there any conditions under which we would terminate or amend the Offer?
Yes. We may terminate or amend this Offer, or postpone our acceptance and cancellation of any Eligible Options tendered for purchase, if, on or before the Expiration Time, we determine that any one or more specified events has occurred that, in our reasonable judgment, makes it inadvisable for us to proceed with this Offer. These events are specified in Section III.9 of this document.
Q16. Is Cray making any other offers to acquire securities of the Company to employees at this time?
No. For further information, see Questions 9 and 10 above.
Duration of the Offer
Q17. How long will this Offer remain open?
This Offer begins on February 20, 2009, and is scheduled to remain open until 11:59 p.m., Pacific Time, on March 20, 2009 (or, if we extend the Offer period, a later date we will specify). We have no plans to extend the Offer beyond March 20, 2009. Eligible Holders on vacation or an approved leave of absence during the Offer period may participate in the Offer. All Eligible Holders, including those on vacation or on leave during the Offer period, are subject to the same deadline to tender Eligible Options reflected in this Offer to Purchase.
Q18. If the Offer is extended, how does the extension affect the date on which I receive my Cash Payment?
If we extend the Offer and you participate in it, you will become entitled to your Cash Payment and your options will be cancelled, effective as of 11:59 p.m., Pacific Time, on the date the Offer expires. However, the Cash Payment will be paid on the first administratively practicable payroll date after the Expiration Time.
How to Elect to Tender Your Eligible Options
Q19. What do I need to do to participate in the Offer?
To participate, you must complete and sign the Letter of Transmittal and deliver it to us by email to optionrepurchase@cray.com or by mail to us at our Seattle corporate headquarters, Attention: Cheryl Bird. We must receive your Letter of Transmittal by the Expiration Time (11:59 p.m., Pacific Time, on March 20, 2009, or a later time and date that we will specify if we extend the Offer period), or it will not be given effect. (For more information, see Sections III.4 and III.7.)
Q20. What will happen if I do not turn in an executed Letter of Transmittal by the deadline?
If you do not return your executed Letter of Transmittal by the deadline, you will not participate in the Offer, and all Eligible Options you currently hold will remain unchanged with their original exercise price and original terms. (For more information, see Section III.4.)
Q21. What if I don’t want to accept this Offer?
You do not have to accept this Offer. This Offer is completely voluntary, and there are no penalties for electing not to participate. If you do not elect to participate, your outstanding options will remain outstanding under the terms and conditions under which they were granted. To elect not to participate, you do not need to do anything or otherwise contact us. In fact, if you decide not to participate in this Offer, you do not need to submit a Letter of Transmittal.
Q22. Can I change my election?
Yes. You may withdraw your election to tender options by delivering to us (at the address noted in Question 19) an Election Withdrawal Notice at any time before the Expiration Time. Once you have withdrawn your election to tender options, you may re-elect to tender options only by again following the election procedure described in Question 19. (For more information, see Sections III.4, III.5 and III.7.)
U.S. Federal Income Tax Considerations
Q23. What are the U.S. federal income and withholding tax consequences of the Cash Payment?
If you are a U.S. employee, the Cash Payment will be treated as regular cash compensation, which will mean that you will recognize ordinary income, which will be reflected in the Form W-2 reported to the Internal Revenue Service for you for 2009. When your Cash Payment is made, Cray will reduce your payment to reflect all required income and payroll tax withholdings and will send those amounts to the appropriate tax or other authorities. If you are a non-employee director, the ordinary income resulting from your Cash Payment will be reflected in the Form 1099 reported to the Internal Revenue Service for you for 2009. (For more information, see Section III.8.)
Q24. Are there any other tax consequences to which I may be subject?
Depending on where you live, there may be additional foreign, state or local tax imposed on your tender. You should consult with a tax advisor to determine the specific tax considerations and tax consequences relevant to your participation in this Offer.
How to Get More Information
Q25. What should I do if I have additional questions about this Offer?
If you have any other questions about this Offer you may direct them to us by email at optionrepurchase@cray.com, or via mail or courier to us at our Seattle corporate headquarters, Attention: Cheryl Bird.
II. RISKS OF PARTICIPATING IN THE OFFER
Participating in the Offer involves a number of risks. Conversely, there are risks associated with keeping your Eligible Options and deciding not to tender them in the Offer. We describe some of these risks below. In addition, information concerning risk factors is included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, and in our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2008, which are incorporated by reference into this Offer to Purchase. Copies of these documents may be obtained as described in Section III.18. You should carefully consider these risks and are encouraged to consult your investment, tax and legal advisors before deciding to participate in the Offer.
The amount of the Cash Payment to be paid for your Eligible Options in the Offer may be less than the net proceeds you would ultimately realize if you kept those Eligible Options and exercised them sometime in the future.
The Cash Payment that you will receive if you tender your Eligible Options in the Offer may or may not be more valuable to you than continuing to hold your Eligible Options in the future. Whether you would realize a greater amount by retaining your Eligible Options and exercising them in the future, as compared to tendering them in the Offer, will depend primarily on the future market price of our common stock. If the price of our common stock rises sufficiently above the exercise price of your Eligible Options before the date those options expire, terminate or are forfeited, your tendered options might be worth more than the Cash Payment you could receive by participating in the Offer. On the other hand, if our stock price does not increase sufficiently before the date your Eligible Options expire, terminate or are forfeited, you could have received a greater benefit by tendering your Eligible Options in the Offer. Also, the Cash Payment will be subject to ordinary income and employment-related taxes when paid.
There can be no assurances concerning the future performance of our common stock, which will depend upon a number of factors, including the performance of our own business, the performance of the overall stock market and companies in the high technology sector and the overall economic environment. Also, unvested options that are not tendered will continue to be subject to vesting schedules and options may terminate if your employment terminates.

The amount of the Cash Payment to be paid in the Offer may not accurately reflect the value of your Eligible Options at the time of the Cash Payment.
In calculating the amount to be paid for your Eligible Options in the Offer, Cray used, among other things, a widely-used valuation model called the “Black-Scholes” option pricing model. In addition, the calculation was predicated on the fair market value of our common stock on February 13, 2009, of $2.75 per share, using the average of the high and low prices as reported by Nasdaq for our common stock on that date. An option’s “Black-Scholes” value changes over time as the underlying factors change. As a result, if you tender your Eligible Options, you will be receiving a Cash Payment which may be less than the “Black-Scholes” value those Eligible Options would have at the time of the Cash Payment.
III. THE OFFER
The following information provides important additional details regarding the Offer.
1. General; Eligibility; Offer Expiration Time
We are offering to purchase for cash Eligible Options held by Eligible Holders. We are making this Offer upon the terms and subject to the conditions described in this Offer to Purchase.
Eligible Holders. Only “Eligible Holders” may participate in this Offer. Eligible Holders are only those employees (including officers) of Cray or one of its subsidiaries or directors of Cray as of February 20, 2009, who continue to be employees or directors through the Expiration Time of the Offer on March 20, 2009, or a later date if the Offer is extended.
Eligible Holders on vacation or an approved leave of absence during the Offer period may participate in the Offer. All Eligible Holders, including those on vacation or on leave during the Offer period, are subject to the same deadline to tender Eligible Options reflected in this Offer to Purchase.
Eligible Options. We are offering to purchase only stock options that are “Eligible Options.” “Eligible options” are stock options exercisable for common stock of Cray that have each of the following characteristics (the “Eligible Options”):
•	were granted on or after January 1, 2000, and on or before April 30, 2007,

•	have a current per share exercise price of $8.00 or higher, and

•	were outstanding (that is, were not previously exercised, expired, terminated or forfeited) on February 20, 2009, and remain outstanding on the Expiration Time.
Eligible Options include vested and unvested options, and incentive stock options as well as nonqualified stock options. We have the sole authority to determine which stock option grants are “Eligible Options” for purposes of the Offer.
If an employee stock option that you hold expires, terminates or is forfeited before the Expiration Time, whether because of termination of your employment or otherwise, that stock option will not be an “Eligible Option.” Likewise, any unvested portion of an employee stock option that expires, terminates or is forfeited before the date the Offer expires, either because of termination of your employment or otherwise, will not be an “Eligible Option;” only stock options that have not expired, terminated or been forfeited, and that remain outstanding and are held by an Eligible Holder on the date the Offer expires, will be “Eligible Options.” As of February 13, 2009, options to purchase 3,741,494 shares of our common stock were issued and outstanding, of which there are Eligible Options to purchase up to 2,137,485 shares of our common stock. This Offer is not conditioned upon the acceptance of the Offer with respect to a minimum number of Eligible Options.
The number of your Eligible Options is set forth in a document that will be sent to you.
Please note that if your employment with the Company terminates before the Expiration Time, your options will no longer be Eligible Options and the terms of your option agreements and the applicable stock option plan will govern the impact of employment termination on your options.
Tenders of options that do not qualify as Eligible Options will not be accepted. For example, if your employment terminates during the Offer period, none of your options will be Eligible Options, and we will not accept any tenders of any of your options. Our determination of eligibility of options for purchase under the Offer is final and binding on all parties.
Offer Expiration Time. The Offer begins on February 20, 2009 and is scheduled to remain open until 11:59 p.m., Pacific Time, on March 20, 2009 (or, if we extend the Offer period, a later date that we will specify). We currently have no plans to extend the Offer beyond March 20, 2009. See Section III.7 for a description of our rights to extend, delay, terminate and amend the Offer.
We will publish a notice if we decide to:
•	increase or decrease the cash payment for your Eligible Options;

•	change the number or type of options eligible to be tendered in the Offer; or

•	increase the number of options eligible for tender in the Offer by an amount that exceeds 2% of the shares of common stock issuable upon exercise of the options eligible for tender in the Offer immediately before the increase.
If the Offer is scheduled to expire within ten business days after the date on which we notify you of such an increase, decrease or change, we will also extend the Offer for a period of at least ten business days after the date the notice is published. A “business day” means any day other than a Saturday, a Sunday or U.S. federal holiday and consists of the time period from

12:01 A.M. through 12:00 A.M. (midnight) Pacific Time.
Without limiting the manner in which we may choose to make any public announcement, we currently intend to make any announcement regarding the Offer by email and by making any appropriate filings with the SEC.
No Impact on Future Awards. Your decision to participate or not to participate in the Offer will not affect decisions on whether you are granted additional options or other equity awards in the future. Eligibility for future grants of options and equity awards will remain subject to the discretion of our management and our Board of Directors and will not depend on whether you participate in the Offer. In general, we have historically granted equity compensation to selected employees, officers and directors, and expect to continue to do so, although we are likely to continue to narrow the pool of employees who receive grants of stock options and restricted stock.
2. Cash Payment for Eligible Options
Amount of Cash Payment. We are offering a Cash Payment in the amount set forth on Schedule A for each share of Cray common stock subject to an Eligible Option with the grant date and exercise price indicated in the table set forth on Schedule A. The total Cash Payment will be rounded to the nearest dollar.
For example, if an Eligible Holder holds an Eligible Option for 1,000 shares of Cray common stock with a grant date of December 19, 2006, and an exercise price of $10.56, we are offering, as set forth on Schedule A, a cash payment of $0.700 per share, or a total of $700 for that 1,000 share option. To determine your total Cash Payment, take the number of shares subject to each type of Eligible Option that you hold and multiply that number by the per share Cash Payment of that Eligible Option listed in the table on Schedule A, and then sum the values calculated for all Eligible Options that you hold. Our determination as to the amount of your Cash Payment is final and binding on all parties.
The Letter of Transmittal contains a schedule showing your Eligible Options and the Cash Payment being offered for each of the Eligible Options that you hold.
The Cash Payment will be paid on the first administratively practicable payroll date following the Expiration Time. If the Expiration Time is not extended, we expect to make the Cash Payment with the April 10, 2009, payroll in the United States and as close to that date as is practicable overseas, consistent with local payroll practices. If your employment with us terminates for any reason after the Expiration Time, but before the Cash Payment is paid, you will still have the right to receive the Cash Payment.
Valuation. The amount to be paid for Eligible Options was determined by us using several factors, including a valuation of the Eligible Options before the start of the Offer.
The Black-Scholes option valuation model was used to determine the cash payment amounts for the Eligible Options. The Black-Scholes model is an established and commonly used method for valuing stock options and uses the following factors: stock price, the grant or exercise price of the option, the risk-free interest rate, the estimated volatility of the market prices of the relevant stock, the expected dividend yield of the stock, and the expected life of the option. Some of these inputs are objectively determinable, while others, such as volatility and remaining expected option life, require some judgment. For purposes of this calculation, we used the following measures:
•	Stock price: $2.75, the fair market value of our common stock on February 13, 2009, using the average of the low and high prices on that date as reported by Nasdaq;

•	Exercise price: the actual exercise or grant price of the option being valued;

•	Risk-free interest rate: 2.0%;

•	Volatility: 70%;

•	Dividend yield: 0.0%; and

•	Expected life of option: The remaining option life in years reduced by a compounded rate of 4% per year.
For all options that had a Black-Scholes value of less than $0.10 per share, including zero, we established a minimum Cash Payment price of $0.10 per share.
3. Purpose
A cornerstone of our success has been the motivation of our employees and directors through appropriate levels of cash and equity compensation. We granted the Eligible Options to attract and motivate our employees and directors and to strengthen the alignment of interests between our employees and directors, and our shareholders. However, our stock price has declined since the time these stock option grants were made, and all of the Eligible Options are therefore “out of the money” as of the date the Offer is commencing (for more information about “in the money” and “out of the money” options, see Question 11 in Section I above). We wish to provide you the opportunity to benefit from your contributions to the Company at this time, despite the decline in the stock’s value. Accordingly, we are providing you the opportunity to obtain the more certain benefit associated with the Cash Payment in lieu of the less certain, but potentially more valuable, benefit you could receive if you elect to retain your Eligible Options. The shares underlying the Eligible Options that we purchase will be returned to the pool of shares available for future grant under the Company’s stock option and other equity incentive plans (other than the 1999 Stock Option Plan under which the opportunity to issue new grants has expired).
Whether to participate in the Offer is your decision, and you are free to reject the Offer if you so choose.

We have traditionally made periodic grants of equity awards to selected employees, officers and directors, and expect to continue to do so in the future. However, we have not authorized any specific additional grants under any of our stock incentive plans or any other arrangement. Your participation in the Offer will not entitle you to any additional equity grant in the future, and any additional equity grants, whether stock options and/or restricted stock, to you, if any, will not depend on whether you participate in the Offer.
4. Procedures for Tendering Eligible Options
You may tender your options only as described in this Section III.4. Tender by any other means will not be effective.
Electing to Participate and Tender Options. To participate in the Offer, you must tender Eligible Options before the Expiration Time. To tender your Eligible Options, you must properly complete and sign the Letter of Transmittal in accordance with terms set forth in the offering materials and deliver it to us by email to optionrepurchase@cray.com or by mail to Cray Inc., at our Seattle corporate headquarters, Attention: Cheryl Bird. Your election must be received by us in Seattle no later than the Offer Expiration Time (11:59 p.m., Pacific Time, on March 20, 2009, or a later time and date that we will specify if we extend the Offer period). If we do not receive your election by the Expiration Time, you will be deemed to have rejected this Offer and your tender of Eligible Options will not be given effect.
You may choose to tender some, all or none of your Eligible Options. However, if you choose to tender any particular Eligible Option (for example, an Eligible Option to acquire Cray common stock with an exercise price of $10.56 per share and granted on December 19, 2006), you must tender it in full.
Electing Not to Participate. Participation in the Offer is voluntary. If you do not want to tender your options in the Offer, you do not need to do anything. Any Eligible Options that you do not validly tender will remain outstanding on the same terms and conditions on which they were granted.
Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects. We will determine all questions as to form, validity (including time of receipt), eligibility and acceptance of any tender of Eligible Options. Our determination of these matters will be final and binding on all parties. We may reject any or all tenders of Eligible Options that we determine were not properly made or that we determine are unlawful to accept. Otherwise, we expect to accept all validly tendered Eligible Options that are not properly withdrawn. We may waive any defect or irregularity in any election with respect to any particular Eligible Options or any particular Eligible Holder. No Eligible Options will be treated as properly tendered until any defects or irregularities that we identify have been cured by the Eligible Holder tendering the Eligible Options or waived by us. Neither we nor any other person is obligated to give notice of receipt of any election or of any defects or irregularities involved in the purchase of any Eligible Options, and no one will be liable for failing to give notice of receipt of any election or any defects or irregularities.
Our Acceptance Constitutes an Agreement. Your election to tender your Eligible Options according to the procedures described above will constitute your acceptance of the terms and conditions of the Offer. Our acceptance of your Eligible Options that are properly tendered will form a binding agreement between you and us upon the terms and subject to the conditions of the Offer. When we accept your properly tendered options, the options automatically will be cancelled and rendered null and void, and you, by tendering your Eligible Options, irrevocably release all of your rights with respect to the Eligible Options.
5. Withdrawal Rights
You may withdraw your election to tender Eligible Options only if you comply with the provisions of this Section III.5.
To withdraw your election to tender options in the Offer, you must effect a withdrawal by completing and submitting the Election Withdrawal Notice to us by email to optionrepurchase@cray.com or by mail to us at our Seattle corporate headquarters, Attention: Cheryl Bird (as provided in Section III.4. above), at any time before 11:59 p.m., Pacific Time, on March 20, 2009. If we extend the Offer beyond that time, you may withdraw your tender of Eligible Options at any time until the expiration of the extended deadline. Additionally, you may withdraw any Eligible Options you elected to tender if after forty (40) business days after the commencement of the Offer we have not accepted for payment all Eligible Options you elected to tender.
Once you have withdrawn your tender of Eligible Options, you may not revoke that withdrawal. Rather, if you change your mind and decide you want to re-tender your Eligible Options after you have withdrawn them, you must again follow the election procedure described in Section III.4 above before the Expiration Time.
We will determine all questions as to the form and validity (including time of receipt) of withdrawals. Our determination of these matters will be final and binding on all parties. Neither we nor any other person is obligated to give you notice of any errors in any withdrawal, and no one will be liable for failing to give notice of any errors.
6. Acceptance of and Payment for Eligible Options
Acceptance. If you are an Eligible Holder and validly tender Eligible Options that you do not withdraw from the Offer before the Expiration Time, those options will be cancelled when we accept them for payment and you will no longer have any rights with respect to those options.
Timing of Acceptance. Subject to our rights to extend, terminate and amend the Offer before the Expiration Time, we will accept promptly after the Expiration Time all validly tendered Eligible Options that have not been properly withdrawn.

Cash Payment. We will pay you, for each properly tendered option that is not validly withdrawn and is accepted for payment, the Cash Payment (less any applicable tax and other withholding), which will be made on the first administratively practicable payroll date following the close of this Offer. If the Expiration Time is not extended, we expect to make the Cash Payment with the April 10, 2009, payroll in the United States and as close to that date as is practicable overseas, consistent with local payroll practices.
Payments will be made through our payroll system for employees and our accounts payable system for directors. Overseas holders will be paid through local payroll procedures.
For U.S. Eligible Holders, the Cash Payment will be taxable as ordinary income to the Eligible Holder and the amount will be subject to all applicable income and employment tax withholdings. For information about applicable tax withholding requirements, see Section III.8. No interest will accrue and no interest will be paid on any portion of the Cash Payment, regardless of when paid.
You may not defer the payment of your Cash Payment until a later date.
Termination of Option Agreements. Upon our acceptance of your Eligible Options that you tender in this Offer, your currently outstanding option agreements relating to the tendered Eligible Options automatically will be cancelled and rendered null and void, and you, by tendering your Eligible Options, irrevocably release all of your rights thereunder.
7. Extension of Offer; Termination; Amendment
We may at any time and from time to time extend the period of time during which the Offer is open and thereby delay accepting any Eligible Options tendered for purchase by publicly announcing the extension and giving oral, written or electronic notice of such extension to the Eligible Holders.
Before the Expiration Time, we may postpone our decision of whether or not to accept and cancel any Eligible Options in our discretion. In order to postpone accepting and canceling, we must publicly announce the postponement and give oral, written or electronic notice of the postponement to the Eligible Holders. Our right to delay accepting Eligible Options is limited by Rule 13e-4(f)(5) under the Securities Exchange Act of 1934, as amended (which we refer to as the “Exchange Act”), which requires us to pay the consideration offered or return the tendered options promptly after we terminate or withdraw the Offer.
Before the Expiration Time of the Offer, we may terminate the Offer if any of the conditions specified in Section III.9 occurs. In such event, any tendered Eligible Options will continue to be held by the tendering Eligible Holder as if no tender had occurred. We will provide oral, written or electronic notice of any such termination to all Eligible Holders holding Eligible Options.

As long as we comply with applicable law, we reserve the right, in our discretion, to amend the Offer in any respect, including decreasing or increasing the amount of the Cash Payment or by changing the number or type of options eligible to be purchased in the Offer. Any amendment will be disseminated promptly to Eligible Holders in a manner reasonably designed to inform Eligible Holders of such change. Without limiting the manner in which we may choose to disseminate any amendment, except as required by law, we have no obligation to publish, advertise or otherwise communicate any amendment to the Offer other than to Eligible Holders.
If we materially change the terms of the Offer or the information about the Offer, or if we waive a material condition of the Offer, we will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Exchange Act. Under these rules, the minimum period the Offer must remain open following material changes in the terms of the Offer or information about the Offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances. If we decide to take any of the following actions, we will publish notice of the action:
•	increase or decrease in the cash payment for your Eligible Options;

•	change the number or type of options eligible to be tendered in the Offer; or

•	increase the number of options eligible for tender in the Offer by an amount that exceeds 2% of the shares of common stock issuable upon exercise of the options eligible for tender in the Offer immediately before the increase.
If the Offer is scheduled to expire within ten business days from the date we notify you of such an increase, decrease or change, we will also extend the Offer for a period of at least ten business days after the date the notice is published.
8. Material U.S. Federal Income Tax Consequences
The following summarizes the material U.S. federal income tax consequences of the Offer to you. Please note that the following is only a summary of the material U.S. federal income tax laws and regulations that apply to the Offer and does not address all possible tax aspects of transactions that may arise in connection with the Offer, including foreign, state or local tax consequences. The tax laws and regulations are complex and are subject to legislative changes. In addition, circumstances unique to certain individuals may change the usual income tax results.
If you are a U.S. employee, the Cash Payment to be paid for Eligible Options tendered in the Offer likely will be treated as regular cash compensation, which will mean that you will recognize ordinary income in the year in which the cash is paid to you. This ordinary income will be reflected in the Form W-2 reported to the Internal Revenue Service for you for the year in which the payment is made. The amount of the Cash Payment to you in exchange for properly tendered Eligible Options will be reduced by all required income and payroll tax withholdings. If you are a non-employee director of Cray, this ordinary income will be reflected in the Form 1099 reported to the Internal Revenue Service for you for the year in which the payment is made.
There may be additional foreign, state or local tax imposed on your tender, the cancellation of your Eligible Options, and/or the Cash Payment, and those consequences may vary based on where you live.
YOU SHOULD CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF PARTICIPATING IN THE OFFER.
9. Conditions to Completion of the Offer
We will not be required to accept any Eligible Options tendered if any of the events described below occurs. We may terminate or amend this Offer, or postpone our acceptance and cancellation of any Eligible Options tendered for purchase if at any time on or after February 20, 2009, and on or before the Expiration Time, we determine that any event described below has occurred that, in our reasonable judgment, makes it inadvisable for us to proceed with this Offer or to accept and cancel Eligible Options tendered for purchase. The events are:
(a)	there shall have been threatened or instituted or be pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of this Offer or the acquisition of some or all of the Eligible Options tendered for purchase pursuant to this Offer;

(b)	there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to this Offer or us, by any court or any authority, agency or tribunal that would or might directly or indirectly:
(i)	make the acceptance for purchase or the purchase of some or all of the Eligible Options elected for tender illegal or otherwise restrict or prohibit consummation of this Offer;

(ii)	delay or restrict our ability, or render us unable, to accept for purchase or to purchase eligible options for some or all of the Eligible Options tendered for purchase; or

(iii)	materially and adversely affect our business, condition (financial or other), income, operations or prospects;
(c)	there shall have occurred:

(i)	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market;

(ii)	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

(iii)	any outbreak or material escalation of foreign or domestic hostilities or other calamity, crisis or terrorist action;

(iv)	any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that might affect, the extension of credit by banks or other lending institutions in the United States;

(v)	any change in the general political, market, economic or financial conditions in the United States or abroad that could have a material adverse effect on our business, condition (financial or other), operations or prospects or on the trading in our common stock;

(vi)	in the case of any of the foregoing existing at the time of the commencement of this Offer, a material acceleration or worsening thereof; or
(d)	a tender or exchange offer with respect to some or all of our common stock, or a merger or acquisition proposal for us, shall have been proposed, announced or made by another person or entity or shall have been publicly disclosed, or we shall have learned that:
(i)	any person, entity or group within the meaning of Section 13(d)(3) of the Exchange Act, shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares of our common stock, or any new group shall have been formed that beneficially owns more than 5% of the outstanding shares of our common stock, other than any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the SEC on or before February 20, 2009;

(ii)	any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the SEC on or before February 20, 2009 shall have acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding shares of our common stock; or

(iii)	any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire us or any of our assets or securities; or
(e)	any change or changes shall have occurred in our business, condition (financial or otherwise), assets, income, operations, prospects or stock ownership that, in our reasonable judgment, has had or may have a material adverse effect on us or our subsidiaries, including but not limited to a substantial decline or increase in our stock price or significant volatility in the market price of our stock resulting from any number of factors, including fluctuations in our operating results, announcements of technological innovations or new products, the announcement, commencement, developments in proprietary rights, or general market conditions; the suspension of trading in our equity securities by the SEC or by the Nasdaq Stock Market; or fluctuations in our operating results, announcements of technological innovations or new products, developments in proprietary rights, or general market conditions.
These conditions are for our benefit. We may assert them at our discretion regardless of the circumstances giving rise to them before the expiration of the Offer, other than actions or inactions by us. We may waive them at any time and from time to time before the expiration of the Offer in our discretion. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights, except that it will be deemed a waiver with respect to the particular facts and circumstances at issue. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Security holders may challenge any determination we make concerning the events described in this Section III.9 in a court of competent jurisdiction.
10. Price Range of Common Stock Underlying Eligible Options
There is no established trading market for the Eligible Options. The securities underlying the Eligible Options are shares of our common stock. Our common stock currently trades on the Nasdaq Global Market under the symbol “CRAY.”
The following table presents the high and low sales prices per share of our common stock for the periods indicated as reported by the Nasdaq Global Market:

	High	Low
Year Ended December 31, 2007:
First Quarter	$14.40	$11.32
Second Quarter	$14.33	$6.50
Third Quarter	$8.30	$6.02
Fourth Quarter	$7.38	$5.52

Year Ended December 31, 2008:
First Quarter	$6.05	$4.46
Second Quarter	$6.99	$4.56
Third Quarter	$6.50	$4.30
Fourth Quarter	$5.49	$1.15

Year Ended December 31, 2009:
First Quarter (through February 13, 2009)	$2.85	$1.88

We have not paid cash dividends on our common stock and we do not anticipate paying any cash dividends on our common stock in the foreseeable future.
On February 13, 2009, the closing price of our common stock as reported by the Nasdaq Global Market was $2.73 per share.
You should obtain current market prices for our common stock before you decide whether to tender your Eligible Options.
11. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options
All of our current officers and non-employee directors who hold Eligible Options are able to participate in this Offer.
A list of our current directors and executive officers and the number of options beneficially owned by each of them as of February 13, 2009 is attached to this Offer to Purchase as Schedule B. We also refer you to our 2008 Annual Meeting Proxy Statement, filed with the SEC on March 31, 2008, for information concerning agreements, arrangements and understandings between us and other persons with respect to our common stock. A copy of our 2008 Proxy Statement can be found on the SEC’s web site at www.sec.gov and on our web site, www.cray.com/Investors, and on Inside Cray/Corporate Governance/SEC Filings, and is incorporated by reference into this document.
As of February 13, 2009, our executive officers and directors as a group held Eligible Options to purchase an aggregate of 897,571 shares of our common stock. Schedule B lists the Eligible Options held by each executive officer and director as of February 13, 2009.
Our executive officers and directors have not been involved in any transactions, such as a grant, exercise or cancellation, involving our stock options during the sixty days preceding the date of this Offer.
12. Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer
Eligible Options that we purchase in the Offer will be cancelled immediately upon our acceptance of the tender of such options after expiration of the Offer. The shares of common stock subject to Eligible Options that we purchase in the Offer will be returned to the pool of shares available for future grant under our stock option and other equity incentive plans, without further shareholder action, except for Eligible Options granted under our 1999 Stock Option Plan, under which the ability to grant additional options has expired, and except as required by applicable law or the Nasdaq Stock Market rules or any stock exchange on which our common stock is then quoted or listed.
The aggregate amount of the Cash Payments would be approximately $765,000 if all Eligible Options were purchased in the Offer. The aggregate amount of the Cash Payments made in exchange for Eligible Options will be charged to shareholders’ equity to the extent that the amount does not exceed the fair value of the Eligible Options accepted for payment, as determined at the purchase date. Any amounts paid in excess of that fair value, as determined at the purchase date, will be recorded as compensation expense. For unvested options that are purchased, the amount of compensation cost measured at the grant date but not yet recognized will be recognized at the purchase date. Accounting for the purchase will be reflected on our consolidated financial statements for the quarter in which the purchase is completed, which we expect to be in the first quarter of our 2009 fiscal year.
13. Legal Matters; Regulatory Approvals
We are not aware of any license or regulatory permit material to our business that might be adversely affected by the Offer, or of any approval or other action by any governmental, administrative or regulatory authority or agency that is required for the acquisition or ownership of the Eligible Options or the payment of the Cash Payments for Eligible Options as described in the Offer. If any other approval or action should be required, we presently intend to seek the approval or endeavor to take the action. This could require us to delay the acceptance of, and payment for, Eligible Options returned to us. We cannot assure you that we would be able to obtain any required approval or take any other required action. Our failure to obtain any required approval or take any required action might result in harm to our business. Our obligation under the Offer to accept tendered options and to pay the Cash Payment is subject to the conditions described in Section III.9.
14. Fees and Expenses
We will not pay any fees or commissions to any broker, dealer or other person for asking Eligible Holders to tender Eligible Options under the Offer.
15. Source and Amount of Consideration
As of February 13, 2009, Eligible Options to purchase up to 2,137,485 shares of our common stock were outstanding and held by Eligible Holders. If all Eligible Options are tendered to us for purchase under the Offer, the aggregate Cash Payments would be approximately $765,000. We anticipate making payment to tendering Eligible Holders for the purchase of Eligible Options pursuant to the Offer and payment of related fees and expenses from available cash on hand.

16. Information Concerning the Company
We design, develop, manufacture, market and service high performance computing (“HPC”) systems, commonly known as supercomputers. Our supercomputer systems provide capability, capacity and sustained performance far beyond typical server-based computer systems and address challenging scientific and engineering computing problems.
We believe we are well-positioned to meet the demanding needs of the high-end of the HPC market by providing superior supercomputer systems with performance and cost advantages when sustained performance on challenging applications and total cost of ownership are taken into account. We differentiate ourselves from our competitors primarily by concentrating our research and development efforts on the processing, interconnect and system capabilities that enable our supercomputers to scale — that is, to continue to increase performance as they grow in size. In addition, we have demonstrated expertise in several processor technologies. Purpose-built for the supercomputer market, our systems balance highly capable processors, highly scalable system software and very high speed interconnect and communications capabilities.
Our principal engineering facilities are located in Seattle, Washington, Chippewa Falls, Wisconsin, Mendota Heights, Minnesota, and Austin, Texas, and we have sales and service offices in various domestic and overseas locations. Our principal executive offices are located at 411 First Avenue South, Suite 600, Seattle, WA 98104 through February 28, 2009, and at 901 Fifth Avenue, Suite 1000, Seattle, WA 98164 from and after March 1, 2009. Our telephone number is (206) 701-2000. Additional information concerning us can be found on our website at www.cray.com.
17. Corporate Plans, Proposals and Negotiations
Our management and Board continually evaluate and explore strategic opportunities as they arise, including business combination transactions, strategic partnerships, capital infusions, and the purchase or sale of assets. At any given time, we may be engaged in discussions with respect to various corporate transactions and governance matters, including possible changes to charter documents and governance policies. We also grant stock options and/or restricted stock in the ordinary course of business to certain current and new employees, including our officers, and to our directors. Our employees, including our officers, and directors from time to time acquire or dispose of our securities.
Subject to the foregoing and except as otherwise disclosed in this Offer to Purchase or in our filings with the SEC, we have no present plans, proposals or negotiations that relate to or would result in:
•	any extraordinary corporate transaction, such as a merger, reorganization or liquidation;

•	any purchase, sale or transfer of a material amount of our assets;

•	any material change in our present dividend policy, or our indebtedness or capitalization, although we may purchase from time to time our outstanding 3.0% Senior Secured Convertible Notes, which we expect to be put to us on December 1, 2009, or our common stock in the open market or in privately-negotiated transactions;

•	any other material change in our corporate structure or business;

•	any other changes to the present Board of Directors or management of the Company;

•	our common stock not being authorized for listing on the Nasdaq Global Market;

•	our common stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act;

•	the suspension of our obligation to file reports pursuant to Section 15(d) of the Exchange Act;

•	the acquisition by any person of any additional securities of the Company or the disposition of any of our securities; or

•	any changes in our Articles of Incorporation, Bylaws or other governing instruments or any actions that could impede the acquisition of control of the Company.
18. Additional Information
With respect to the Offer, we have filed a Tender Offer Statement on Schedule TO with the SEC on February 20, 2009, and an amendment to the Tender Offer Statement with the SEC on March 10, 2009, of which this Offer to Purchase is a part. This Offer to Purchase does not contain all of the information contained in the Schedule TO, as amended, and the exhibits to the Schedule TO, as amended. You should review the Schedule TO, as amended, including the exhibits, before making a decision on whether to participate in the Offer.
We also recommend that, in addition to this document, you review the following materials, which we have filed with the SEC and are incorporating by reference into this document, before making a decision on whether to participate in the Offer:
•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed with the SEC on March 11, 2008;

•	the Definitive Proxy Statement for our 2008 Annual Meeting of Shareholders, filed with the SEC on March 31, 2008;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30,

2008, filed with the SEC on November 10, 2008;

•	our Current Reports on Form 8-K (in each case, other than information and exhibits “furnished” to and not “filed” with the SEC in accordance with SEC rules and regulations, except as indicated) filed with the SEC on January 4, 2008, February 1, 2008, February 15, 2008, April 7, 2008, April 30, 2008, May 14, 2008, June 6, 2008, August 1, 2008, August 29, 2008, September 8, 2008, October 7, 2008, November 4, 2008, November 19, 2008, November 20, 2008, December 10, 2008, December 22, 2008, January 5, 2009, and February 11, 2009; and

•	the description of our common stock set forth in our Registration Statement on Form SB-2 (Registration No. 333-95460-LA), including any amendment or report filed for the purpose of updating such description, as incorporated by reference in our Registration Statement on Form 8-A (Registration No. 0-26820), including the amendment thereto on Form 8-A/A.
You also may want to review the filings we make with the SEC after the date of this Offer to Purchase.
You can receive copies of these filings and other information, at prescribed rates, from the SEC by addressing written requests to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. In addition, you can read such reports, proxy and information statements, and other information at the public reference facilities at that address. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. These filings are also available to the public on the web site of the SEC at www.sec.gov and on our web site at www.cray.com/About Cray/Investors and on “Inside Cray” under “Corporate Governance/SEC Filings.”
We will also provide without charge to each person to whom we deliver a copy of this Offer, upon his or her written or oral request, a copy of any or all of the documents to which we have referred you, other than exhibits to these documents (unless the exhibits are specifically incorporated by reference into the documents). Requests should be directed to Paul Hiemstra, Director of Investor Relations, at our Seattle corporate headquarters, or by phone at (206) 701-2044, by email at ir@cray.com or by fax at (206) 701-2500.
As you read the documents listed in this Section 18, you may find some inconsistencies in information from one document to another. Should you find inconsistencies between the documents, or between a document and this Offering Memorandum, you should rely on the statements made in the most recent document.
The information contained in this Offer to Purchase should be read together with the information contained in the documents to which we have referred you.

19. Miscellaneous; Forward-Looking Statements
This Offer to Purchase contains, or incorporates by reference, forward-looking statements. Forward-looking statements do not relate strictly to historical or current facts and often include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning, or future or conditional verbs such as “will,” “would,” “should,” “could” or “may.” Such statements are based upon the current beliefs and expectations of Company management, and current market conditions, which are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. Factors that could cause such differences include market, credit, operational, regulatory, strategic, liquidity, capital and economic factors as discussed in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2008, and in other periodic reports filed with the SEC.
Neither our management nor the Board of Directors makes any recommendation as to whether or not you should participate in the Offer. We have not authorized any person to make any recommendation on our behalf as to whether or not you should participate in the Offer. You should rely only on the information contained in this Offer to Purchase or to which we have referred you. We have not authorized anyone to give you any information or to make any representation in connection with the Offer other than the information and representations contained in this Offer to Purchase. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us.
This transaction has not been approved or disapproved by the SEC, nor has the SEC passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this document.
The Board of Directors recognizes that the decision to accept or reject this Offer is an individual one that should be based on a variety of factors and you should consult your personal advisors if you have questions about your financial or tax situation.
CRAY INC.
February 20, 2009

SCHEDULE A
CASH PAYMENT FOR EACH ELIGIBLE OPTION
We are offering a Cash Payment in the amount set forth below for each share of Cray common stock subject to an Eligible Option with the grant date and exercise price indicated in the table set forth below, and a Cash Payment in the amount of $0.100 for each share subject to all other Eligible Options.

	Exercise Price	Per Share Cash
Grant Date	Per Option	Payment
8/20/01	$8.08	$0.128
8/27/01	$8.04	$0.137
8/28/01	$8.24	$0.114
9/10/01	$8.28	$0.117
11/1/01	$8.16	$0.172
4/2/02	$8.84	$0.176
8/2/04	$12.72	$0.210
10/1/04	$14.12	$0.119
10/20/04	$13.68	$0.162
10/25/04	$13.60	$0.171
11/1/04	$13.40	$0.190
12/12/04	$14.00	$0.133
1/25/05	$14.60	$0.128
2/7/05	$14.08	$0.173
2/16/05	$14.92	$0.112
3/3/05	$14.28	$0.167
3/7/05	$14.40	$0.159
3/14/05	$12.64	$0.306
3/23/05	$9.48	$0.605
3/28/05	$9.92	$0.562
3/29/05	$9.52	$0.603
4/1/05	$10.20	$0.536
4/4/05	$9.96	$0.560
4/18/05	$8.96	$0.669
4/27/05	$13.32	$0.265
4/27/05	$11.64	$0.410
4/27/05	$10.00	$0.565
4/27/05	$8.32	$0.740
5/2/05	$8.56	$0.717
5/11/05	$8.00	$0.783
5/11/05	$10.00	$0.570
5/11/05	$12.00	$0.383
5/11/05	$14.00	$0.215
1/20/06	$8.56	$0.801
2/13/06	$8.80	$0.783
12/19/06	$10.56	$0.700
2/5/07	$11.56	$0.624

SCHEDULE B
INFORMATION CONCERNING OUR DIRECTORS AND EXECUTIVE OFFICERS

				Number of	Percentage
		Number of		Shares	of Shares
		Shares	Percentage	Underlying	Underlying
		Underlying	of Shares	Eligible	Eligible
		Options	Underlying	Options	Options
		Beneficially	Outstanding	Subject to	Subject to
Name	Position	Held	Options *	Offer	Offer **
Peter J. Ungaro	President & CEO	543,148	14.1%	463,148	21.7%
Brian C. Henry	Executive Vice President & CFO	204,750	5.3	34,750	1.6
Kenneth W. Johnson	Sr. Vice President & General Counsel	103,223	2.7	56,348	2.6
Wayne J. Kugel	Sr. Vice President	53,849	1.4	38,849	1.8
Ian W. Miller	Sr. Vice President	50,000	1.3	0	**
Charles A. Morreale	Vice President	39,350	1.0	19,350	**
Steven L. Scott	Sr. Vice President & CTO	186,143	4.8	78,543	3.7
Margaret A. Williams	Sr. Vice President	147,750	3.8	109,750	5.1
William C. Blake	Director	5,000	*	0	**
John B. Jones, Jr.	Director	12,083	*	12,083	**
Stephen C. Kiely	Director	32,250	*	32,250	1.5
Frank L. Lederman	Director	15,000	*	15,000	**
Sally G. Narodick	Director	12,500	*	12,500	**
Daniel C. Regis	Director	12,500	*	12,500	**
Stephen C. Richards	Director	12,500	*	12,500	**

*	Represents less than 1% of shares underlying outstanding options.

**	Represents less than 1% of shares underlying Eligible Options subject to the Offer.
The address of each executive officer and director is c/o Cray Inc., 411 First Avenue South, Suite 600, Seattle, WA 98104 (from and after March 1, 2009: 901 Fifth Avenue, Suite 1000, Seattle, WA 98164) and the telephone number of each executive officer and director is (206) 701-2000. The information set forth in this table is as of February 13, 2009.